May 23, 2013

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Eaton Vance Floating-Rate Income Plus Fund
Registration Statement on Form N-2 (333-187767; 811-22821)

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Floating-Rate Income Plus Fund (the “Fund”), is a pre-effective amendment to the registration statement on Form N-2 relating to Registrant’s initial issuance of common shares of beneficial interest, par value $.01 per share (the “Registration Statement”). The Fund filed its initial Registration Statement, on April 5, 2013 on Form N-2 (the “Initial Registration Statement”), as amended on May 13, 2013 (“Pre-Effective Amendment No. 1”). In Pre-Effective Amendment No. 1, the Fund responded to the Staff’s comments on the Initial Registration Statement. This Pre-Effective Amendment No. 2 contains no material changes from Pre-Effective Amendment No. 1.

Pre-Effective Amendment No. 2 transmitted with this letter contains a conformed signature page, the manually executed original of which is maintained at the offices of the Fund.

Questions should be directed to the undersigned at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler

Trayne S. Wheeler